EXHIBIT 11
COMPUTATION OF PRIMARY EARNINGS PER SHARE
(Dollars in thousands except per share amounts)

                                      For six months      For three months
                                      ended June 30,      ended June 30,
                                      1997       1996      1997      1996

Net income                            ($1,185)   ($4,403)  ($491)    ($2,174)

Shares:

Weighted average number of shares
  of common stock outstanding     3,807,020  3,766,193  3,809,954  3,771,072

Shares assumed issued (less shares
  assumed pruchased for treasury)
  on stock option agreements         1,307      12,663        55      21,712

Rounding                              (327)        144        (9)        216
                                 3,808,000   3,779,000  3,810,000  3,793,000

Net Income per Common Share         ($0.31)     ($1.17)   ($0.13)    ($0.57)